UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Active Power, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

00504W100

(CUSIP Number of Class of Securities)

(Underlying Ordinary Shares)

John K. Penver

Chief Financial Officer

2128 W. Braker Lane, BK12

Austin, Texas 78758

(512) 836-6464

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Derek L. Willis, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

900 S. Capital of Texas Highway

Las Cimas IV, Fifth Floor

Austin, Texas 78746

Tel: (512) 338-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$729,574.23	$40.71

*	Estimated solely for the purposes of calculating the Amount of the Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be repriced pursuant to the offer. The eligible options outstanding as of June 30, 2009 have an aggregate value of $729,574.23, calculated using a modified Black-Scholes option pricing model with assumptions as of July 13, 2009.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $40.71	Filing Party: Active Power, Inc.

Form or Registration No.: Schedule TO-I	Date Filed: July 16, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-3(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer).

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on July 16, 2009 (as amended by Amendment No. 1 to Schedule TO filed with the SEC on July 24, 2009, “Schedule TO”) by Active Power, Inc., a Delaware corporation (the “Company”), in connection with the Company’s offer to exchange certain outstanding options to purchase shares of the Company’s common stock granted under the Company’s 2000 Stock Incentive Plan.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange, which, as may be amended or supplemented from time to time, constitutes the Offer, and which was filed as Exhibit (a)(1)(A) to the Schedule TO. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended by adding the following sentence:

The Offer expired at 5:00 p.m., Central Time, on August 13, 2009. Pursuant to the terms of the Offer, the Company has accepted for exchange options to purchase an aggregate of 1,727,527 shares of the Company’s common stock. All surrendered options were cancelled, and immediately thereafter in exchange, the Company has issued new options to purchase an aggregate of 637,974 shares of the Company’s common stock, pursuant to the terms of the Offer and the Active Power Stock Plan.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Options for New Options, dated July 16, 2009

(a)(1)(B)**	Email to all eligible employees from James Clishem, dated July 16, 2009

(a)(1)(C)**	Election Form

(a)(1)(D)**	Withdrawal Form

(a)(1)(E)**	Form of acknowledgment of receipt of documents relating to the offer

(a)(1)(F)**	Form of reminder emails

(a)(1)(G)**	Form of stock option agreement under the 2000 Stock Incentive Plan

(a)(1)(H)**	Eligible employee presentation materials

(a)(1)(I)	Active Power, Inc. 2000 Stock Incentive Plan, incorporated by reference to Exhibit 10.2 to Active Power’s Registration Statement on Form S-1 (SEC File No. 333-36946)

(a)(1)(J)**	Form of Personnel Summary

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed on Schedule TO-I/A on July 24, 2009.
**	Previously filed on Schedule TO on July 16, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

ACTIVE POWER, INC.

/s/ John K. Penver
John K. Penver
Chief Financial Officer

Date: August 17, 2009

Index to Exhibits

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Options for New Options, dated July 16, 2009

(a)(1)(B)**	Email to all eligible employees from James Clishem, dated July 16, 2009

(a)(1)(C)**	Election Form

(a)(1)(D)**	Withdrawal Form

(a)(1)(E)**	Form of acknowledgment of receipt of documents relating to the offer

(a)(1)(F)**	Form of reminder emails

(a)(1)(G)**	Form of stock option agreement under the 2000 Stock Incentive Plan

(a)(1)(H)**	Eligible employee presentation materials

(a)(1)(I)	Active Power, Inc. 2000 Stock Incentive Plan, incorporated by reference to Exhibit 10.2 to Active Power’s Registration Statement on Form S-1 (SEC File No. 333-36946)

(a)(1)(J)**	Form of Personnel Summary

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed on Schedule TO-I/A on July 24, 2009.
*	Previously filed on Schedule TO on July 16, 2009.